

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 14, 2016

Maurice Masters
Chief Executive Officer
Pacific Media Group Enterprises, Inc.
3952 Clairemont Mesa Blvd, Suite D-194
San Diego, CA 92117

> **Re:** **Pacific Media Group Enterprises, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed September 1, 2016**
> **File No. 000-55688**

Dear Mr. Masters:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mark P. Shuman

Mark Shuman
Branch Chief – Legal
Office of Information
Technologies and Services

cc: Daniel Masters, Esq.
Law Office of Daniel C. Masters